UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DINEEQUITY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
254423106
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	254423106

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,512,356

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,512,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,512,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	254423106

1	NAMES OF REPORTING PERSONS MSD SBI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,512,356

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,512,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,512,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock of the issuer filed September 19, 2008 by the Reporting Persons with the Commission, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed February 9, 2009 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
“As previously disclosed by the issuer, SBI originally acquired 190,000 shares of Series A Perpetual Preferred Stock of the issuer on November 29, 2007 in the ordinary course of business solely for investment purposes for $190.0 million in cash pursuant to that certain Series A Perpetual Preferred Stock Purchase Agreement dated July 15, 2007 between SBI and the issuer, as amended. On October 19, 2010, the issuer redeemed 143,000 shares of the Series A Perpetual Preferred Stock owned by SBI pursuant to the Certificate of Designations relating thereto. Following the redemption, SBI will continue to own 47,000 shares of the Series A Perpetual Preferred Stock.
On October 19, 2010, affiliates of the Reporting Persons acquired $20,000,000 in aggregate principal amount of the issuer’s 9.5% senior unsecured notes due 2018 (the “Notes”) in a private offering made to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended. Such affiliates acquired the Notes in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the issuer.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
“As previously disclosed by the issuer, SBI originally acquired 190,000 shares of Series A Perpetual Preferred Stock of the issuer on November 29, 2007 in the ordinary course of business solely for investment purposes for $190.0 million in cash pursuant to that certain Series A Perpetual Preferred Stock Purchase Agreement dated July 15, 2007 between SBI and the issuer, as amended. On October 19, 2010, the issuer redeemed 143,000 shares of the Series A Perpetual Preferred Stock owned by SBI pursuant to the Certificate of Designations relating thereto. Following the redemption, SBI will continue to own 47,000 shares of the Series A Perpetual Preferred Stock.
On October 19, 2010, affiliates of the Reporting Persons acquired $20,000,000 in aggregate principal amount of the Notes in a private offering made to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended. Such affiliates acquired the Notes in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the issuer.”
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to Amendment No. 2 to the Schedule 13G relating to the common stock of the Company filed by the Reporting Person(s) with the Commission on September 5, 2008)
99.2	Certificate of Designations relating to the Series A Perpetual Preferred Stock of the issuer (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 5, 2007 by the issuer with the Commission)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2010	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

MSD SBI, L.P.
	By:	MSD Capital, L.P.
	Its:	General Partner

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker
	Name:	Marc R. Lisker
	Title:	Manager and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to Amendment No. 2 to the Schedule 13G relating to the common stock of the Company filed by the Reporting Person(s) with the Commission on September 5, 2008)
99.2	Certificate of Designations relating to the Series A Perpetual Preferred Stock of the issuer (incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 5, 2007 by the issuer with the Commission)